Exhibit 5


                                 ODEBRECHT S.A.
                            PRONOR PETROQUIMICA S.A.

                                NITROCARBONO S.A.

                                  BRASKEM S.A.
                (formerly COPENE - PETROQUIMICA DO NORDESTE S.A.)

                         C.N.P.J. n(0)42.150.391/0001-70
                              N.I.R.E. 29300006939
                             Publicly traded company


                               PUBLIC ANNOUNCEMENT


Braskem S.A., vertically integrated petrochemical company that manufactures basic inputs and thermoplastic resins ("Company"), Odebrecht S.A., registered on the federal taxpayer's roll under number CNPJ/MF 15.105.588/0001-15 ("Odebrecht"), Pronor Petroquimica S.A., registered on the federal taxpayer's roll under number CNPJ/MF 13.552.070/0001-02 ("Pronor"), and Nitrocarbono S.A. ("Nitrocarbono"), in compliance with the conditions of CVM Instruction no. 358/02 and subsequent to the Public Announcements published by the Company and the Odebrecht and Mariani Groups on August 2, 2001 and July 27 and 29, 2002 (the "Public Announcements"), is hereby publicly declaring the following:

As a part of the restructuring process of the Brazilian petrochemical sector, in an Extraordinary Shareholders' Meeting held at 9 a.m. on August 16, 2002 ("General Meeting") the Company's shareholders approved the merger of 52114 Participacoes S.A., registered on the federal taxpayer's roll under number 03.987.071/0001-18 ("52114 Participacoes") and OPP Produtos Petroquimicos S.A., registered on the federal taxpayer's roll under number 04.406.103/0001-07 ("OPP PP"), by the Company ("Mergers").

As mentioned in the Public Announcements, the purpose of the Mergers was to expand production scale, capture synergies, create value for all of the shareholders involved and eliminate potential conflicts of interest between shareholders of first and second generation companies.

As a result of the Mergers, the total capital of the Company was increased by an amount of R$643,808,867.01, from R$1,201,589,666.71 to R$1,845,398,533.72. The increase in the Company's capital resulted in the issuance of 1,605,896,789 new shares, of which 579,397,986 were common shares and 1,026,498,803 were Class "A"



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preferred shares, all no-par value stock and whose issue price was R$975.19 per
1,000 shares, independent of the type or class.

In this context, as already announced to the market, the Mergers resulted in the transfer to the Company: (i) 100% of the voting capital and 83.76% of the total capital of OPP Quimica S.A., which is engaged in the polyethylene and polypropylene businesses; (ii) 69.43% of the voting capital and 38.10% of the total capital of Trikem S.A., a company that operates in the PVC and chlorine-soda segments; (iii) 29.5% of the voting and total capital of Copesul - Company Petroquimica do Sul, a company that produces basic inputs destined primarily for the Triunfo-RS Petrochemical Complex; and (iv) 135,607,490 no-par value shares issued by Nitrocarbono, of which 47,699,171 are common shares, 87,906,743 are Class "A" preferred shares and 1,576 are Class "B" preferred shares, representing 95.48% of the total voting capital and 92.29% of the total capital of Nitrocarbono, a company that produces caprolactame, a raw material used in the textile chain.

As a result of the Mergers (A) Odebrecht received 535,763,077 common shares and 949,192,387 Class "A" preferred shares, based on the substitution ratio of
2.052592 shares issued by the Company for each share issued by OPP PP, and (B) Pronor received 43,634,909 common shares and 77,306,417 Class "A" preferred shares, based on the substitution ratio of 0.891841 shares issued by the Company for each share issued by 52114 Participacoes.

As disclosed to the market in the Public Announcements, the ratios for the exchange of OPP PP and 52114 Participacoes shares were established according to the economic appraisal reports of the Company, of OPP PP and of 52114 Participacoes, prepared independently by Credit Lyonnais Securities Inc. (USA), as per the discounted cash flow method.

Following the Mergers, Odebrecht's stake in the Company is 535,763,077 common shares and 949,192,387 Class "A" preferred shares, representing 43.70% of the voting capital and 43.70% of the total capital of the Company. Besides Odebrecht, ODB Participacoes Ltda., a company that is a part of the Odebrecht Group, also has a stake in the Company's capital, representing 0.88% of the voting capital and 0.32% of the total capital of the Company.

In the same fashion, subsequent to the Mergers Pronor holds an ownership stake in the Company of 43,634,909 preferred shares and 77,306,417 Class "A" preferred shares, representing 3.56% of the voting capital and 3.56% of the total capital of the Company.

As a result of the change in control of Nitrocarbono, the Company will comply, within a period of time as defined by law, the conditions of Article 254 - A of Law 6,404/76, altered by Law 10,303/01 and CVM Instruction 361/02.


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In addition, during the same Shareholders' Meeting, the official name of the
Company was changed to Braskem S.A. as were its by-laws in order to extend tag-along rights to minority shareholders of the Company, ensuring the right to the joint sale of their common and preferred shares issued by the Company at 100% of the share price that may be set by the controlling shareholders in the event of a change in control of the Company.

In continuance of the process of integrating the second generation companies, an assessment will be made in the future regarding merger of the other companies that are under the control of the Company.

Finally, as of September 2, 2002 the name on the shares issued by Braskem S.A. traded on the Sao Paulo Stock Exchange will be changed from COPENE to BRASKEM, as will the ticker symbols, which will become: BRKM3, for common shares; BRKM5, for Class "A" preferred shares; and BRKM6, for Class "B" preferred shares.

                            Camacari, August 16, 2002


                                 PAUL ELIE ALTIT
                 Director of Investor Relations of Braskem S.A.


                            LUCIO JOSE SANTOS JUNIOR
           Director of Investor Relations of Pronor Petroquimica S.A.
                              and Nitrocarbono S.A.